Mail Stop 6010

June 22, 2007

<u>Via Facsimile and U.S. Mail</u>

Mr. Mark Simo
Chief Executive Officer
Orange 21 Inc.
2070 Las Palmas Drive
Carlsbad, CA 92009

   Re: **Orange 21 Inc.**
     Form 10-K for the year ended December 31, 2006
     Filed April 17, 2007
     Form 10-Q for the quarter ended March 31, 2007
     File No. 0-51071

Dear Mr. Simo:

  We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 29

Critical Accounting Policies and Estimates, page 30

1.   Your critical accounting policy disclosure for revenue recognition, accounts receivable, restricted cash, inventories and income taxes does not provide the information related to the underlying estimates and judgments required by FR-72 and SEC Release No. 33-8098. The critical accounting policy discussion should supplement, not duplicate, the description of accounting policies that are disclosed in the notes to the financial statements. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present a company's analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Please revise to specifically address the following:

    a. Provide information regarding how you arrived at the estimate;

    b. How accurate the estimate or assumption has been in the past;

    c. How much the estimate or assumption has changed in the past; and

    d. Whether the estimate or assumption is reasonably likely to change in the future.

Results of Operations, page 34

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005, page 35

Cost of Sales and Gross Profit, page 35

2.   We note that you recorded a provision for slow moving and obsolete inventory against the inventory balance. In future filings details should be provided in MD&A of the inventory write-downs each period, including whether the inventory was sold, scrapped or otherwise disposed. MD&A should also disclose details of the impact that sales of inventory written-down has had on margins each period, if material.

Consolidated Balance Sheets, page 45

3.   We note disclosure of goodwill in Note 17 (on page 75) of $7,963,000. Please tell us why goodwill recorded from the acquisition of LEM in January 2006 increased to $8,727,000 at December 31, 2006. Please revise future filings to provide a reconciliation of the changes in goodwill. Refer to paragraph 45(c) of SFAS 142.

Note 1. Organization and Significant Accounting Policies, page 50

Revenue Recognition, page 53

4. We note that revenue is generally recognized upon shipment of products to your customers. Please expand your revenue recognition policy to tell us the nature of the revenue earned and describe the terms and conditions that entitled you to recognize such revenue. Please refer to the guidance of SAB 104 and SAB Topic 13 and address specifically how your policy complies with criteria outlined.

5. In addition, describe the significant terms of your agreements with distributors, including payment, return, exchange, price protection, discounts, sales incentives and other significant matters. Explain and support why you believe it is appropriate to recognize revenue upon shipment of products to distributors. In future filings expand your revenue recognition policy to specifically address transactions with distributors. Refer to SAB 104 and FAS 48 as necessary.

Note 15. Operating Segments and Geographic Information, page 72 (to do)

6. We note that your disclosure of identifiable assets by geographic region includes goodwill and intangible assets. In future filings, revise to present your tangible long-lived assets (instead of identifiable assets) by geographic region. Refer to paragraph 38 of SFAS 131. Also, please note the guidance in Question 22 of the FASB Staff Interpretation of SFAS 131, which states that the amounts disclosed here should not include intangibles.

Note 17. Business Acquisitions, page 74

7. You disclose that the total purchase price for LEM was approximately $4.2 million in cash. We further note in the operating segments table for 2006 in Note 15 that net loss and identifiable assets from LEM may have been significant to the Company at the time of acquisition. Please provide us with your calculations under Rule 3-05 of Regulation S-X of the significance of this acquisition. Tell us why you concluded that you were not required to file audited financial statements and unaudited pro forma financial statements in connection with the acquisition. In this regard, consideration should be given to including supplemental pro forma information required by paragraphs 54-55 of SFAS 141.

8. As a related matter, we note that you did not file an Item 2.01 Form 8-K upon the completion of the acquisition of LEM. Please tell us how you concluded that you were not required to file the Form 8-K within four business days of completion of the acquisition.

9. We note that $8.0 million of the purchase price for LEM was allocated to goodwill. Please revise to disclose details of the valuation methodology and significant

assumptions used to allocate the purchase price to the acquired assets and liabilities, including goodwill and each of the identifiable intangible assets. In addition, disclosure should be provided of the factors that contributed to the purchase price that resulted in the recognition of significant amounts of goodwill as required by paragraph 51.b. of SFAS 141.

Item 9A. Controls and Procedures, page 76

10.   We note your statement that "any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives." Please revise future filings to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Form 10-Q for the Quarterly Period ended March 31, 2007

Exhibits 31.1 and 31.2

11.   We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin Vaughn, Branch Chief, at (202) 551-3643.

Sincerely,

Lynn Dicker
Reviewing Accountant